

209



07006978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVER PORTAL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11943 EL CAMINO REAL # 210
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BURLAND EAST 858-704-1765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KONJA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2020 CAMINO DEL RIO NORTH, SAN DIEGO, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BURLAND EAST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILVER PORTAL CAPITAL, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LISA B. JANDT AUVIL
Commission # 1632910
Notary Public - California
San Diego County
My Comm. Expires Dec 24, 2009

Signature

Managing Principal, FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Silver Portal Capital, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2006 and 2005

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

Silver Portal Capital, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2006 and 2005

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.



MEMBERSHIP AGREEMENT
CRD No. 114290

NASD Regulation, Inc. ("NASD Regulation") grants the application of Silver Portal Capital, LLC ("SPC") for membership in the National Association of Securities Dealers, Inc. ("NASD") contingent upon the execution of this Membership Agreement ("Agreement") and its submission to the Los Angeles District Office, located at 300 South Grand Avenue, Suite 1600, Los Angeles, CA 90071 by no later than **November 9, 2001.**

This Agreement shall remain in effect and bind SPC and all of its successors to ownership or control unless this Agreement is changed, removed, or modified pursuant to applicable NASD rules.

A. Undertakings

In connection with the granting of its application for membership, SPC undertakes to: (1) abide by any restriction specified in the NASD Regulation decision of October 15, 2001 and Section C below; (2) obtain the prior approval of NASD Regulation pursuant to Rule 1017 before removing or modifying any restrictions imposed; and (3) file a written notice and application with NASD Regulation at least 30 days prior to effecting a change in ownership, control, or a material change in business operations pursuant to Rule 1017.

B. Business Activities

The activities in which SPC may engage are based on its business plan as submitted in connection with NASD Rule 1013, the additional information provided during the application process, and such other activities as may be permissible pursuant to the NASD Membership Rules. SPC will conduct its business, as follows:

(1) Maintain a minimum net capital of $5,000 or 6 2/3 % of aggregate indebtedness, whichever is greater, pursuant to SEC Rule 15c3-1 (a)(2)(vi) [the Net Capital Rule].

(2) Operate pursuant to SEC Rule 15c3-3(k)(2)(i) [the Customer Protection Rule]; SPC will not receive customers' funds or securities, and will not otherwise hold funds or securities for, or owe money or securities to, customers.

(3) Engage in the following types of business activities:

   A. Broker or dealer selling tax shelters or limited partnerships in primary distributions on a best efforts basis;

   B. Private placement of securities on a best efforts basis; and

   C. Merger and acquisition advisory services.

(4) Operate one office conducting the above types of business activities.

(5) Employ four (4) associated persons (registered and unregistered), including two supervising principals and other immediate supervisors of such persons, who have direct contact with customers in the conduct of the member's securities sales, trading and investment banking activities.

C. Restrictions: None.

D. Waiver/Exemption: None.

Silver Portal Capital, LLC
Membership Agreement
CRD No. 114290

E. Notifications

SPC will promptly notify NASD Regulation through the District Office where it maintains its principal place of business if:

(1) the firm changes its (a) clearing entity or service bureau, or method of clearance (b) method of bookkeeping or recordkeeping (e.g. computer to manual, or utilizing an outside computer service); or

(2) the firm has effected any significant change in the firm's key personnel, including but not limited to, change or loss of the General Securities Principal, Chief Compliance Officer, and/or Financial and Operations Principal.

F. Certification

Pursuant to Article IV, Section 1, of the NASD By-Laws, SPC agrees:

(1) to comply with the federal securities laws, the rules and regulations thereunder, the rules of the Municipal Securities Rulemaking Board and the Treasury Department, the By-Laws of the NASD, NASD Regulation, and Nasdaq, the Rules of the Association, and all rulings, orders, directions, and decisions issued and sanctions imposed under the Rules of the Association;

(2) to pay such dues, assessments, and other charges in the manner and amount as from time to time shall be fixed pursuant to the NASD By-Laws, Schedules to the NASD By-Laws, and the Rules of the Association; and

(3) that this Agreement has been executed on behalf of, and with the authority of, SPC. The undersigned and SPC represent that the information and statements contained within the application and other information filed are current, true, and complete. The undersigned and SPC further represent that to the extent any information previously submitted is not amended, such information is currently accurate and complete and agree that the information contained in Form BD will be kept current and accurate by proper amending the form as changes occur.

Any activity that does not conform to the provisions set forth in this Agreement may form the basis for disciplinary action by the Association against SPC, its owners, or associated persons.

Signature:



Jon K. Haahr, Principal



DATE



Burland B. East, FINOP



DATE

END